UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(AMENDMENT NO. 5)*

TARO PHARMACEUTICAL INDUSTRIES LTD.
(Name of Issuer)

Ordinary Shares, NIS $ 0.0001 par value
(Title of Class of Securities)

M8737E 10 8
(CUSIP Number)

November 9, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
________________________
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
______________________________________________________________
1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Aaron Levitt
______________________________________________________________
2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

(a)	[ ]
(b)	[X]
______________________________________________________________
3.	SEC Use Only
______________________________________________________________
4.	Citizenship or Place of Organization

United States of America
______________________________________________________________
Number of Shares Beneficially	Owned by Each Reporting Person With

5.	  Sole Voting Power - 53
________________________________________________

6.	  Shared Voting Power - 0
________________________________________________

7.	  Sole Dispositive Power - 53
___________________________________________

8.	  Shared Dispositive Power - 0
______________________________________________________________

9.	Aggregate Amount Beneficially Owned by Each Reporting
Person - 53
______________________________________________________________

10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (See Instructions) -  [   ]
______________________________________________________________

11.	Percent of Class Represented by Amount in Row (9)
Less than one tenth of one percent.
______________________________________________________________

12.	Type of Reporting Person (See Instructions)
IN
______________________________________________________________
Item 1.

(a)	Name of Issuer:

Taro Pharmaceutical Industries Ltd.

(b)	Address of Issuer's Principal Executive Offices:

c/o Taro U.S.A.
Five Skyline Drive
Hawthorne, NY 10532

Item 2.

(a)	Name of Person Filing:

Aaron Levitt

(b)	Address of Principal Business Office or, if none,
Residence:

233 Beech Court
River Edge, New Jersey 07661

(c)	Citizenship:

United States of America

(d)	Title of Class of Securities:

Ordinary Shares, NIS $ 0.0001 par value

(e)	CUSIP Number: M8737E 10 8

Item 3.		If this statement is filed pursuant to
240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not Applicable

(a)	[  ]	Broker or dealer registered under section 15
of the Act (15 U.S.C. 78o).

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15
U.S.C. 78c).

(c)	[  ]	Insurance company as defined in section 3(a)(19)
of the Act (15 U.S.C. 78c).

(d)	[  ]	Investment company registered under section 8 of
the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[  ]	An investment adviser in accordance with
240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in
accordance with 240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in
accordance with 240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in Section 3(b)
of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
definition of an investment company under section 3(c)(14)

of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[  ]	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4.		Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 53

(b)	Percent of class:   Less than one tenth of one
percent.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 53.

(ii)	Shared power to vote or to direct the vote: 0.

(iii)	Sole power to dispose or to direct the
disposition of: 53.

(iv)	Shared power to dispose or to direct the
disposition of 0.

As calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Aaron Levitt beneficially owns an aggregate of 53 shares of the Issuer's
Ordinary Shares, all of which are held in the Eileen Levitt
Retained Annuity Trust.

Item 5.		Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

The divestiture of shares reducing Aaron Levitt's percentage ownership of the ordinary shares of the Issuer to less than five percent (5%) occurred in connection with the settlement of litigation commenced in the Supreme Court of the State of New York, as further described in Item 6.E.
- Share Ownership - of the Issuer's Form 20-F for the year ended December 31, 2003. On August 3, 2004, an Exchange and
Purchase Agreement terminating the litigation was executed by each of the parties thereto. Pursuant to the terms of that agreement, shares of the Issuer held by private corporations and beneficially or deemed to be beneficially owned by Aaron Levitt were sold on the public market, reducing Aaron Levitt's percentage ownership of the ordinary shares of the Issuer to less than five percent
(5%) as of November 9, 2004.

Item 6.		Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

See Item 4.

Item 7.		Identification and Classification of the
Subsidiary Which Acquired the Security Being Reported on By the
Parent Holding Company

If a parent holding company has filed this schedule, pursuant to Rule 13d-l(b)(ii)(G), so indicate under Item
3(g) and attach an exhibit stating the identity and the
Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not Applicable.

Item 8.		Identification and Classification of Members of
the Group

If a group has filed this schedule pursuant to Section
240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-l(c) or
Section 240.13d-l(d), attach an exhibit stating the identity of each member of the group.

Not Applicable.

Item 9.		Notice of Dissolution of Group
Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.

Not Applicable.

Item 10.	Certification

(a)	The following certification shall be included if the
statement is filed pursuant to Section 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)	The following certification shall be included if the
statement is filed pursuant to Section 240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2005
Date

/s/ Aaron Levitt
Signature

_____________________________
Name/Title


The original statement shall be signed by each person on
whose behalf the statement is filed or his authorized
representative.  If the statement is signed on behalf of a
person by his authorized representative other than an
executive officer or general partner of the filing person,
evidence of the representative's authority to sign on
behalf of such person shall be filed with the statement,
provided, however, that a power of attorney for this
purpose which is already on file with the Commission may be
incorporated by reference.  The name and any title of each
person who signs the statement shall be typed or printed
beneath his signature.
NOTE:	Schedules filed in paper format shall include a signed
original and five copies of the schedule, including all
exhibits.  See Section 240.13d-7 for other parties for whom copies are to be sent.
Attention:	Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C.  1001)
??

??
(...continued)

(continued...)



CUSIP No. M8737E 10 8



7

39714/0002-2188069v4





39714/0002-2188069v4